Filed by Exelon Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Public Service Enterprise Group Incorporated (“PSEG”) (Commission File No. 333-122704)

On June 29, 2005, Exelon Corporation (“Exelon”) will include the following pages in Research Magazine.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger of Exelon and PSEG, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties, as well as other risks associated with the proposed merger, is included in the definitive joint proxy statement/prospectus that Exelon filed with the Securities and Exchange Commission on June 3, 2005 under Rule 424(b)(3) (Registration No. 333-122704). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information

The definitive joint proxy statement/prospectus was mailed to shareholders on or around June 10, 2005. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EXELON, PSEG AND THE PROPOSED MERGER. Investors and security holders can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Shareholder Services, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s and PSEG’s directors and executive officers and other participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus.

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Exelon strives to build exceptional value — by becoming the best and most consistently profitable electricity and gas company in the United States. To succeed, we must... live up to our commitments, perform at world-class levels and build value through disciplined financial management.

Exelon Corporation
Investor Fact Sheet
 NYSE: EXC                    June 2005

Stock Highlights

As of 5/31/05

Closing price	$46.85
52-week price range	$49.70-$32.10
Annualized dividend	$1.60
Yield	3.4%
Market capitalization	$31.3 billion
Shares outstanding at 3/31/05	669 million

■ Company Profile

Headquartered in Chicago, Exelon is one of the largest electric utilities in the U.S. with approximately 5.2 million customers and more than $14 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic.

On December 20, 2004, Exelon and Public Service Enterprise Group Incorporated (NYSE:PEG) announced that they had entered into a definitive merger agreement to create Exelon Electric & Gas. The merger will create a combined company with total assets of approximately $70 billion, serving 7 million electric customers and 2 million gas customers in IL, NJ and PA. The proposed merger is subject to approvals by the shareholders of both companies and federal and state regulatory agencies.

■ Principal Businesses

Exelon Energy Delivery is the regulated energy transmission and distribution subsidiary and parent company of Commonwealth Edison (ComEd) in northern Illinois and PECO Energy in southeastern Pennsylvania.

Exelon Energy Delivery:

• Has the largest electric retail customer base in the U.S. — 5.2 million — and serves approximately 460,000 natural gas customers.

• Operates in states that have restructured for competition — customers have choice of suppliers and enjoy stable electricity prices.

• Has improved system reliability in the past five years, reducing non-storm outage duration by 28% and outage frequency by 26%.

• Has improved customer satisfaction index* from 66 in 2001 to 70 in 2004 and targeting first quartile 76 by 2007.

* American Customer Satisfaction Index (ACSI) Proxy, measured on a 0 to 100 index scale.

Exelon Generation includes the competitive electric generation operations and power marketing activities.

Exelon Generation:

• Has one of the largest generating portfolios in the U.S., with nearly 34,000 MWs of owned or controlled capacity resources.

• Is a premier nuclear operator, owning almost 17,000 MWs — the largest and one of the most efficient nuclear fleets in the U.S.

• Achieved top quartile performance in nuclear fleet during 2000-2004, with average capacity factor of 93.6% and average production cost of $13.08 per MWh.

• Optimizes value of generating supply portfolio, including providing power to ComEd and PECO, and strives to reduce earnings risk through Exelon Power Team.

To order copies of this Fact Sheet, call (800) 458-2700, or use the Order Form in this issue.

In February 2005, Fortune magazine named Exelon one of America’s “Most Admired Companies” in its annual report card on corporate reputation and ranked Exelon number one among its peers in the electric and gas utilities industry.

In December 2004, Forbes magazine named Exelon one of its best-managed utility companies.

Financial Highlights

In millions, except per share data

	2004		2003
Operating revenues	$14,515		$15,812
Revenues net fuel/purch. power	9,433		9,437
Net income	$1,864		$905
Average common shares — diluted	669		657
Earnings per diluted share	$2.78		$1.38
Unusual items — per share	$0	(1)	$1.23	(1)
Adjusted (non-GAAP) operating EPS	$2.78		$2.61
Total assets	$42,770		$41,936
Total shareholders’ equity	$9,423		$8,503

(1) Per share impact reflects losses associated with debt retirements of $(0.12), credits from investments in synthetic fuel-producing facilities of $0.10, Exelon Way severance and severance-related charges of $(0.07), gain from the cumulative effect of adopting FIN No.46-R of $0.05, settlement gain related to the storage of spent nuclear fuel of $0.04, credit from Boston Generating of $0.03, charges associated with Sithe Energies investment of $(0.02), and charges related to Exelon’s anticipated merger with PSEG of $(0.01).

(2) Per share impact reflects Boston Generating assets impairment of $(0.87), charges related to Sithe Energies investment of $(0.27), Exelon Way severance and severance-related charges of $(0.24), gain from cumulative effect of adopting SFAS No.143 of $0.17, credit for property tax accrual reductions of $0.07, Exelon Enterprises assets impairments of $(0.06), and charge for March 2003 ComEd Settlement Agreement of $(0.03).

Exelon continues to meet its operating
earnings goals and deliver solid performance.

■Investor Information
Exelon Corporation • Investor Relations
P.O. Box 805379 • Chicago, IL 60680-5379 • 312-394-2345
For more information about Exelon and to send e-mail
inquiries, visit our website www.exeloncorp.com.
For other general shareholder inquiries, call 1-866-530-8108.

Exelon Electric & Gas
Value Proposition:

•	Solid delivery business

– Stable growth

– Improving operations

– Constructive regulatory processes in IL, NJ and PA

– Geographic diversity

•	Exceptional generation business

– Large, low cost, low emissions generation fleet in competitive markets with strengthening wholesale prices

– Fuel, dispatch and locational diversity

– Strong operating performance and results-oriented culture

– Power marketing/risk management expertise

•	Experienced management team

•	Strong balance sheet and financial discipline

•	History of delivering on commitments

This publication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger of Exelon and PSEG, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties, as well as other risks associated with the proposed merger, is included in the definitive joint proxy statement/prospectus that Exelon filed with the Securities and Exchange Commission on June 3, 2005 under Rule 424(b)(3) (Registration No. 333-122704). Additional factors that cause actual results to differ materially from the forward-looking statements made herein are included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Outlook and the Challenges in Managing the Business” in Exelon’s 2004 Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this publication. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this publication.

The definitive joint proxy statement/prospectus is being mailed to shareholders on or around June 10,2005. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EXELON, PSEG AND THE PROPOSED MERGER. Investors and security holders can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Shareholder Services, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

© 2005 Exelon

This Investor Fact Sheet is a paid advertisement prepared by the subject company. It has not been reviewed for accuracy by Research magazine, which does not endorse or recommend securities. Research receives a fee for distributing this Investor Fact Sheet.